UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2011.

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                          to

Commission file number 1-4422

A.           Full title of the plan and address of the plan, if different from that of issuer named below:

Waltham Services, LLC Tax-Favored Employees’ Savings Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

ROLLINS, INC.

2170 PIEDMONT ROAD, N.E.

ATLANTA, GA 30324

Waltham Services, LLC Tax-Favored Employees’ Savings Plan

Financial Statements

December 31, 2011 and August 31, 2011

Note:  Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the Waltham Services, LLC Tax-Favored Employees’ Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Waltham Services, LLC Tax-Favored Employees’ Savings Plan (the “Plan”) as of December 31, 2011 and August 31, 2011, and the related statement of changes in net assets available for benefits for the four-month period ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and August 31, 2011, and the changes in its net assets available for benefits for the four-month period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Windham Brannon, P.C.
Atlanta, Georgia
July 9, 2012

Waltham Services, LLC Tax-Favored Employees’ Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and August 31, 2011

	December 31, 2011	August 31, 2011
ASSETS
INVESTMENTS, at fair value:
Mutual funds	$1,423,315	$—
Rollins, Inc. Common Stock	86	—
Cash surrender value of insurance	22,120	64,262
Synthetic Guaranteed Investment Contract	268,037	—
Pooled separate accounts	—	6,510,924

Total Investments	1,713,558	6,575,186

RECEIVABLES:
Employee contribution receivable	4,114	—
Employer contribution receivable	857	—
Notes receivable from participants	86,516	112,175
Total Receivable	91,487	112,175
Total Assets	1,805,045	6,687,361
LIABILITIES
Excess contributions payable	—	25,562

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	1,805,045	6,661,799
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE RELATING TO FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT	(376)	—

NET ASSETS AVAILABLE FOR BENEFITS	$1,804,669	$6,661,799

The accompanying notes are an integral part of these financial statements.

Waltham Services, LLC Tax-Favored Employees’ Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Four—Month Period Ended December 31, 2011

ADDITIONS:
Investment Income:
Net change in fair value of mutual funds	$11,515
Net change in fair value of Rollins, Inc. Common Stock	(2)
Net change in contract value of Synthetic GIC	3,351
Total Investment Income	14,864

Interest income on notes receivable from participants	1,129
Contributions:
Participants	46,168
Employer	2,056
Total Contributions	48,224
Total Additions	64,217

DEDUCTIONS:
Distributions to participants	71,603
Life insurance premiums	330
Participant transaction charges	140
Total Deductions	72,073

NET DECREASE IN NET ASSETS	(7,856)

TRANSFER OF ASSETS OUT OF THE PLAN	(4,849,274)

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF THE PERIOD	6,661,799
END OF PERIOD	$1,804,669

The accompanying notes are an integral part of these financial statements.

Waltham Services, LLC Tax-Favored Employees’ Savings Plan

Notes to Financial Statements

December 31, 2011 and August 31, 2011

1.     DESCRIPTION OF PLAN

The following brief description of the Waltham Services, LLC Tax-Favored Employees’ Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, as amended and restated, is a defined contribution plan.  The Plan is sponsored by Rollins, Inc. (the “Company”) for employees of the Company’s subsidiary, Waltham Services, LLC, who are covered by a collective bargaining agreement providing for participation in the Plan.  Eligible employees may participate in the Plan upon the completion of one year of service.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective September 1, 2011, the Plan was amended as follows: changed its year-end from August 31 to December 31; designated the Plan which invests in Rollins, Inc. Common Stock as an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the Code); allowed participants to elect to receive dividends on Rollins, Inc. Common Stock or to have such dividends paid to the Plan and reinvested in Rollins, Inc. Common Stock; allowed participants to exercise voting, tendering and similar rights with respect to shares of Rollins, Inc. Common Stock held in their accounts under the Plan; and transferred assets of participants not subject to a collective bargaining agreement to the Rollins 401(k) Plan, another plan sponsored by Rollins, Inc. Approximately $4,800,000 of Plan assets were transferred to the Rollins 401(k) Plan on September 1, 2011.

The Plan administrator has the discretion to provide for transfers to and from defined contribution plans maintained by affiliated companies.  This provision is intended primarily to facilitate periodic transfers to and from the Rollins 401(k) Plan and the Western Industries Retirement Savings Plan, without requiring participant elections, but may also apply to other 401(k) plans acquired in other acquisitions.

The accompanying Statement of Changes in Net Assets Available for Benefits herein reflects the Plan’s activities for the four-month period ended December 31, 2011.

Contributions

Participants may contribute from 1% to 75% of their compensation to the Plan on a before-tax basis, via payroll deductions.  Contributions by participants may not exceed the annual maximum limitations of the Code, which for fiscal 2011 was $16,500, plus an additional $5,500 in “catch-up” contributions for participants who are at least age 50 during the year.  All participant contributions are fully vested and non-forfeitable.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollovers).

Waltham Services, LLC Tax-Favored Employees’ Savings Plan

Notes to Financial Statements

December 31, 2011 and August 31, 2011

The Company provides a matching contribution to participants equal to a percentage, determined by the Company, of each participant’s before-tax contributions, excluding any contributions designated as catch-up contributions.  The Company will not make more than $450 in matching contributions for any participant for any plan year.  The Company’s matching contributions are made for each payroll period.  For the four-month period ended December 31, 2011, the Company made approximately $9,500 in matching contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers, the Company’s contributions and earnings on the investments in their account and is charged with specific transaction fees.  Participants direct the investment of their contributions and the Company’s contributions into various investment options offered by the Plan.  The Plan currently offers a synthetic guaranteed investment contract, thirteen mutual funds, and the Rollins, Inc. Common Stock as investment options for participants.  Participants may change their investment options on a daily basis.  The default investment fund is selected by the Administrator.  The Administrator has elected GoalMaker (an asset allocation model based on the participant’s expected retirement date which includes various fund options offered by the Plan) as the default investment option.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Individual whole life insurance policies currently in place may remain in the Plan.  Beginning on September 1, 1997, no new policies can be purchased by the Plan.

Notes Receivable from Participants

The Plan provides for loans to participants up to the lesser of 50% of the individual participant’s vested account balance or $50,000.  Principal and interest are paid ratably through payroll deductions.  A participant’s loan payments of principal and interest are allocated to their account and invested according to their current investment elections.  Loan terms range from 1 to 5 years.  Participant loans are secured by the balance in the participant’s account and bear interest at a reasonable rate.

Waltham Services, LLC Tax-Favored Employees’ Savings Plan

Notes to Financial Statements

December 31, 2011 and August 31, 2011

Vesting

Participants are vested immediately in their contributions.  Participants who previously participated in predecessor plans may be subject to different vesting schedules.  Participants vest in Company contributions based on the following schedule:

Vested Percentage
Years of service:
Less than two	0%
Two	25%
Three	50%
Four	75%
Five	100%

Participants also become 100% vested if they are employed by the Company or an affiliate when they reach age 65, die, or become disabled.

Forfeitures

Forfeited non-vested accounts are used to reduce Company contributions.  Total forfeitures used to reduce Company contributions were approximately $7,200 for the four-month period ended December 31, 2011.  Forfeited non-vested accounts were approximately $6,300 and $12,000 at December 31, 2011 and August 31, 2011, respectively.

Insurance Premiums

The Plan allows for premiums on insurance contracts grandfathered into the Plan to be paid by the Plan.  Premiums are limited in that the sum of one half of the premiums of ordinary life insurance policies and the total of all other life insurance policies cannot exceed 25% of Company contributions allocated to the participant’s account.

Payment of Benefits

Upon retirement, death, or termination for any reason, the participant or their beneficiary may receive the total value of their vested account in either a lump sum distribution, a rollover of assets into another qualified plan, or in systematic distributions.

A participant may also elect to withdraw all or a portion of his or her account at any time through hardship provisions as defined by the Code and subject to approval by the Company.  After a hardship withdrawal, a participant may not make any contributions into their account for a period of six months.

Waltham Services, LLC Tax-Favored Employees’ Savings Plan

Notes to Financial Statements

December 31, 2011 and August 31, 2011

Participants who are active employees may withdraw all or a part of their employee contributions upon reaching age 59 1/2.  Participants may withdraw all or part of their account, including the Company’s contributions, upon reaching age 70 1/2.

The Plan provides that if an employee terminates employment and their vested account balance in the Plan is more than $1,000 but not more than $5,000, and they do not elect either to receive or roll over a single lump-sum payment, their account will be rolled over into an Individual Retirement Account (“IRA”).

The plan document allows participants to elect to have dividends paid on Rollins, Inc. Common Stock distributed in cash or paid to the Plan and reinvested in Rollins, Inc. Common Stock.

Participant Transaction Charges

All loan fees, investment transaction fees, and recordkeeping fees are paid by participants in the Plan.  Loan fees are charged directly to the participant requesting the loan.  Transaction and recordkeeping fees are netted with appreciation/depreciation in fair value in each participant’s account.  The Company paid all other administrative expenses of the Plan during the four-month period ended December 31, 2011.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in their accounts.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates that affect the amounts reported in the accompanying financial statements and accompanying notes.  Actual results could differ from those estimates.

Waltham Services, LLC Tax-Favored Employees’ Savings Plan

Notes to Financial Statements

December 31, 2011 and August 31, 2011

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for the cash surrender value of insurance policies.  Investments in mutual funds and common stock are stated at the quoted market prices for the identical security in an active market.  The fair value of the synthetic guaranteed investment contract (GIC) is based on the market value of the underlying collateral portfolio.  Securities transactions are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Because the synthetic GIC is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The contract value represents contributions made under the contract, plus earnings, and less participant withdrawals.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.  The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the synthetic GIC.

Notes Receivable from Participants

Notes receivable from participants are carried at their outstanding balance.  Interest income is recognized when received, primarily monthly.

Benefit Payments

Benefit payments are recorded when paid.

Payment of Insurance Premiums

Payments of insurance premiums are considered distributions of the Plan and are recorded when paid.

Waltham Services, LLC Tax-Favored Employees’ Savings Plan

Notes to Financial Statements

December 31, 2011 and August 31, 2011

3.     INVESTMENTS

Investments at December 31, 2011 and August 31, 2011 that represent 5% or more of the Plan’s net assets are as follows:

	December 31,	August 31,
	2011	2011
Mutual Funds:
Growth Fund of America R4 Fund	$416,867	$—
American Europacific Growth R4 Fund	196,401	—
Vanguard Windsor II Admiral Fund	154,857	—
Vanguard 500 Index Fund	234,015	—
PIMCO Total Return Institutional Fund	163,925	—
Synthetic Guaranteed Investment Contract:
Prudential Guaranteed Fund-Waltham Services, LLC	268,037	—
Pooled Separate Accounts:
Northern Trust Sel Index Equity	—	931,884
TRP Sel Blue Chip Growth	—	788,090
Babson Premier Money Market	—	724,319
OFI Premier International Equity	—	565,922
RetireSMART 2020	—	484,388
Royce Total Return	—	365,013
American Century Ultra	—	334,136

The Plan invests in various investment securities, which are exposed to various risks such as interest rate, market, and credit risks.  The fair value of investment securities fluctuates, and it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

4.     FAIR VALUE MEASUREMENTS

Generally accepted accounting principles establish a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three levels.  The fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  Level 2 inputs are inputs from quoted market prices in active markets for similar assets and liabilities, which are observable for the asset or liability, either directly or indirectly.  The Plan uses Level 1 inputs when available as Level 1 inputs generally provide the most reliable evidence of fair value.

Waltham Services, LLC Tax-Favored Employees’ Savings Plan

Notes to Financial Statements

December 31, 2011 and August 31, 2011

Certain investments are reported at fair value on a recurring basis in the Statements of Net Assets Available for Benefits.  The following methods and assumptions were used to estimate the fair values.

Mutual funds and common stock — These investments consist of various publicly-traded mutual funds and common stock.  The fair values are based on quoted market prices for the identical securities.

Synthetic GIC —The synthetic GIC is a wrap contract paired with underlying investments which are owned by the Plan.  The underlying investments consist of high-quality, intermediate fixed income securities.  The wrapper contract relating to the synthetic GIC was purchased through Prudential Bank & Trust, FSB, and has a fair value of $0 at December 31, 2011 based on the expected replacement cost of the contract.  The crediting interest rate on the synthetic GIC is determined using an explicit formula specified in the interest schedule within the synthetic GIC contract.  The rate is reset every six months.  The average yields on the synthetic GIC based on actual earnings and interest rate credited to participants for the four-month period ended December 31, 2011 are as follows:

Based on actual earnings	1.93%
Based on interest rate credited to participants	3.99%

This synthetic GIC is deemed a Level 2 asset as the fair value is determined using observable inputs including the average earnings yield, which is comparable to similar securities.

Life insurance policies — These assets are not actively traded and no other significant observable inputs are available.  Therefore, the fair value of the insurance policies is equal to the cash surrender value of the policies as of December 31, 2011 and August 31, 2011 (Level 3).

Pooled separate accounts — The fair value for pooled separate accounts is determined by prices published daily by the account manager, which is the net asset value (NAV) of the account (Level 1).  Net asset value is determined by the fair value of the mutual funds, stocks, debt instruments and other securities in the accounts.  Participants can trade the pooled separate accounts daily at the published NAV.

Waltham Services, LLC Tax-Favored Employees’ Savings Plan

Notes to Financial Statements

December 31, 2011 and August 31, 2011

Fair value information for investments that are measured on a recurring basis is as follows at December 31, 2011 and August 31, 2011:

	Fair Value Measurements at December 31, 2011
	Quoted	Significant
	Prices	Other	Significant
	in Active	Observable	Unobservable	Fair
	Markets	Inputs	Inputs	Value
	(Level 1)	(Level 2)	(Level 3)	Measurement
Mutual Funds:
Large blend funds	$244,735	$—	$—	$244,735
Mid-cap value funds	74,533	—	—	74,533
Foreign large blend fund	196,401	—	—	196,401
Intermediate term bond fund	163,925	—	—	163,925
Large growth fund	429,726	—	—	429,726
Large value fund	154,857	—	—	154,857
Moderate allocation fund	41,361	—	—	41,361
Small blend fund	87,387	—	—	87,387
Small growth fund	30,390	—	—	30,390
Rollins, Inc. Common Stock	86	—	—	86
Cash surrender value of insurance policies	—	—	22,120	22,120
Synthetic GIC	—	268,037	—	268,037
Total investments, at fair value	$1,423,401	$268,037	$22,120	$1,713,558

Waltham Services, LLC Tax-Favored Employees’ Savings Plan

Notes to Financial Statements

December 31, 2011 and August 31, 2011

	Fair Value Measurements at August 31, 2011
	Quoted	Significant
	Prices	Other	Significant
	in Active	Observable	Unobservable	Fair
	Markets	Inputs	Inputs	Value
	(Level 1)	(Level 2)	(Level 3)	Measurement
Pooled Separate Accounts:
Large blend funds	$1,741,934	$—	$—	$1,741,934
Inflation protected bond fund	23,945	—	—	23,945
Foreign large growth fund	695,606	—	—	695,606
Intermediate term bond fund	269,548	—	—	269,548
Large growth fund	1,704,976	—	—	1,704,976
Large value fund	260,744	—	—	260,744
Moderate allocation fund	253,343	—	—	253,343
Small blend fund	365,013	—	—	365,013
Mid-cap blend fund	145,808	—	—	145,808
Mid-cap growth fund	140,438	—	—	140,438
Money market taxable fund	724,319	—	—	724,319
Multi-sector bond fund	180,677	—	—	180,677
Small value fund	4,573	—	—	4,573
Cash surrender value of insurance policies	—	—	64,262	64,262
Total investments, at fair value	$6,510,924	$—	$64,262	$6,575,186

The table below sets forth a summary of changes in cash surrender value of the Plan’s Level 3 assets for the four-month period ended December 31, 2011:

Balance, beginning of period	$64,262
Increase in cash surrender value	10
Transfers of assets out of the Plan	(42,152)

Balance, end of period	$22,120

5.     INCOME TAX STATUS

Prior to September 1, 2011, the Plan was subject to a prototype opinion from the Internal Revenue Service (“IRS”) dated May 11, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and, therefore, the related trust is exempt from taxation.  Effective September 1, 2011, the Plan was amended and no longer falls under this prototype opinion from the IRS.  Although the Plan cannot file for a determination letter until 2015, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and has no income subject to unrelated business income tax.

Waltham Services, LLC Tax-Favored Employees’ Savings Plan

Notes to Financial Statements

December 31, 2011 and August 31, 2011

Therefore, the Plan Administrator believes that the Plan, as amended, is qualified and the related trust is tax exempt.  The Plan’s income tax returns for the past three years are subject to examination by taxing authorities and may change upon examination.

6.     TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 2011, the Plan held approximately 4 shares of Rollins, Inc. Common Stock.  The fair value of the Plan’s investment in Rollins, Inc. Common Stock at December 31, 2011 was $86.

At December 31, 2011, the Plan investments include a synthetic GIC that is managed directly by Prudential Retirement Insurance and Annuity Company (“Prudential”).  Prudential is the custodian as defined by the Plan; therefore, this transaction qualifies as a party-in-interest transaction.

At August 31, 2011, plan investments included units of pooled separate accounts managed by Massachusetts Mutual Life Insurance Company (“MassMutual”).  MassMutual was the custodian as defined by the Plan; therefore, transactions in these investments qualify as party-in-interest transactions.

7.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2011 and August 31, 2011:

	December 31,	August 31,
	2011	2011
Total net assets available for benefits per the financial statements	$1,804,669	$6,661,799
Less: current period employer and employee receivables	(4,971)	—
Less: cash surrender value of life insurance policies	(22,120)	(64,262)
Add: adjustment from contract value to fair value for fully benefit-responsive synthetic GIC	376	—
Total net assets available for benefits per the Form 5500	$1,777,954	$6,597,537

Waltham Services, LLC Tax-Favored Employees’ Savings Plan

Notes to Financial Statements

December 31, 2011 and August 31, 2011

The following is a reconciliation of the net decrease to the Plan per the financial statements to the Form 5500 for the four-month period ended December 31, 2011:

Net decrease in net assets available for benefits per the financial statements	$(7,856)
Less: current period employer and employee receivables	(4,971)
Less: cash surrender value of life insurance policies transferred out of Plan	(42,152)
Less: current period cash surrender value of life insurance policies	(22,120)
Add: prior period cash surrender value of life insurance policies	64,262
Add: adjustment from contract value to fair value at end of period for fully benefit-responsive synthetic GIC	376
Net decrease in net assets available for benefits per the Form 5500	$(12,461)

The following is a reconciliation of the transfer of assets out of the Plan per the financial statements to the Form 5500 for the four-month period ended December 31, 2011:

Transfer of assets out of the Plan per the financial statements	$4,849,274
Less: cash surrender value of life insurance policies transferred out of the Plan	(42,152)
Transfer of assets out of the Plan per the Form 5500	$4,807,122

The cash surrender value of life insurance policies is included in net assets on the financial statements but is excluded on the Form 5500.

Supplemental Schedule

Waltham Services, LLC Tax-Favored Employees’ Savings Plan

EIN:  51-0068479    Plan  No: 006

FORM 5500 SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

	(b)
	Identity of Issue,	(c)
	Borrower,	Description of	(e)
(a)	Lessor, or Similar Party	Investment	Current Value

		Mutual Funds:
	PIMCO Institutional Funds	PIMCO Total Return Institutional Fund	$163,925
	Franklin Funds	Franklin Growth Adv Fund	12,859
	Victory Funds	Victory Diversified Stock A Fund	10,720
	Vanguard Funds	Vanguard Windsor II Admiral Fund	154,857
	Vanguard Funds	Vanguard 500 Index Fund	234,015
	T. Rowe Price Funds	T Rowe Price New Horizons Fund	30,390
	American Funds	Growth Fund of America R4 Fund	416,867
	Goldman Sachs Funds	Goldman Sachs Mid Cap Value A Fund	43,889
	DWS Funds	DWS Small Cap Value A Fund	87,387
	Morgan Stanley Funds	Institutional Mid Cap Fund	30,644
	American Funds	American Europacific Growth R4 Fund	196,401
	Oakmark Funds	Oakmark Equity and Income Fund	41,361
*	Rollins, Inc.	Common Stock	86
*	Prudential	Prudential Guaranteed Fund-Waltham Services, LLC	268,037
	Lincoln	Insurance Policies	22,120
*	Participant Loans	Interest rates ranging from 4.25% to 9.25%	86,516

			$1,800,074

*	Indicates a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Waltham Services, LLC Tax-Favored Employees’ Savings Plan

Date: July 11, 2012	By:	/s/ Henry Anthony
Henry Anthony
Vice President, Rollins, Inc. Human Resources

INDEX OF EXHIBITS

Exhibit Number

(23.1)	Consent of Independent Registered Public Accounting Firm.